ON HOLDING AG

LONG TERM INCENTIVE PLAN 2021

Approved by the Board of Directors on 13 September 2021,
amended as of 15 March 2023 and 15 March 2025

/s/ David Allemann	/s/ Caspar Coppetti .
David Allemann	Caspar Coppetti
Co-Chairman of the Board	Co-Chairman of the Board

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1.	Purpose

The purpose of this Long Term Incentive Plan 2021 of On Holding AG is to attract, retain and motivate high quality personnel by providing them with equity ownership opportunities and performance-based incentives to increase their commitments for and in the best interest of the Company and the On Group.

2.	Definitions

Unless otherwise defined in an Award Agreement, capitalized terms used herein shall have the meaning set forth in this section 2:

Award	shall mean a grant of Restricted Stock Units, Performance Stock Units or any or both of them.

Award Agreement	shall mean the agreement evidencing and specifying the individual grant of an Award executed by the Company and the Participant.

Bad Leaver	shall mean a Participant (i) whose employment relationship with the Company or a Subsidiary is terminated for Cause by the Company or the respective Subsidiary or (ii) who is or becomes a Competitor or (iii) whose employment relationship with the Company or a Subsidiary is terminated and who is not qualifying as a Good or Medium Leaver.

Bad Leaver Event	shall mean the occurrence of an event, matter, fact, circumstance or behavior giving rise to a Participant qualifying immediately or with the lapse of time as Bad Leaver, in each case irrespective of whether such event, matter, fact, circumstance or behavior is actually known at that time by or disclosed to the Company, its Subsidiaries or its or their directors, officers, or employees.

Board	shall mean the board of directors of the Company.

Cause	shall mean (i) any material violation of law or (ii) grave misconduct or egregious acts (such as wilful disregard for instructions or company policy, falsifying records, stealing, violence, criminal wrongdoings and similar acts or behaviour) to the extent it would justify a termination of the employment relationship for cause according to art. 337 CO (irrespective of whether the employment relationship is actually governed by Swiss law or not).

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Change of Control	shall mean the occurrence of any of the following events in one or a series of related transactions: (i) any person or any group of persons acting in concert (other than the Extended Founder Team) directly or indirectly acquiring or becoming the beneficial owner of voting securities (including by way of subscribing new voting securities in the Company) representing 50 % or more of the combined voting power of all outstanding voting securities of the Company, (ii) the consummation of an agreement or plan to merge or consolidate the Company with or into another company or entity as a result of which less than 50% of the voting power of all outstanding voting securities of the surviving or resulting entity are, or are to be owned by, the former shareholders of the Company, or (iii) the consummation of a sale or other disposal of all or substantially all of the business or assets of the On Group taken as a whole to a person or entity that is not a Subsidiary, provided, however, that none of following events constitute a "Change of Control": (1) a transaction where the result of which is to sell all or substantially all of the assets of the On Group to another corporation (the "Surviving Corporation"), provided that such Surviving Corporation is owned directly or indirectly by the same shareholders of the Company immediately following such transaction in substantially the same proportions as their ownership of the Company immediately preceding such transaction, and further provided that the Surviving Corporation expressly assumes this Plan, (2) a General Sunset Event and/or any Individual Sunset Event (as such terms are defined in the shareholders’ agreement by and between the Company and the Extended Founder Team dated as of September 6, 2021, as may be amended from time to time), (3) any sale of registered shares (voting rights shares) of the Company with a nominal value of CHF 0.01 (the "Class B Shares") among the Extended Founder Team, (4) a conversion of any number of Class B Shares into Shares by any number of members of the Extended Founder Team, and/or (5) the Extended Founder Team holding directly or indirectly or becoming the beneficial owner of voting securities (including by way of subscribing new voting securities in the Company) representing 50 % or more of the combined voting power of all outstanding voting securities of the Company at any point of time.

CO	shall mean the Swiss Code of Obligations from time to time in effect.

Company	shall mean On Holding AG with registered seat in Zurich, Switzerland.

Committee	shall mean the nomination and compensation committee of the Company as elected by the Company's annual general shareholders' meeting and as instructed by the Board to administrate the Plan and to perform the functions set forth herein.

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Competitor	shall mean a Participant who engages with or starts, within 365 days of the Termination Date, any company, entity or activity which competes or would reasonably be expected to compete with the Company and/or the On Group, in particular in the performance/outdoor/running shoe and/or apparel business.

Executive Committee	shall mean the executive committee of the On Group as set forth in the organizational regulations of the On Group.

Extended Founder Team	shall mean David Allemann, Olivier Bernhard, Caspar Coppetti, Marc Maurer and Martin Hoffmann.

Fair Market Value	shall mean, with respect to one Share: the closing sale price (or the closing bid, if no sales were reported) on such date, as quoted on such stock exchange and reported in any source the Committee deems reliable, or if such Share is not listed or admitted for trading, the value established by the Board in good faith.

Good Leaver	shall mean a Participant whose employment relationship with the Company or a Subsidiary is terminated (i) due to death, (ii) Permanent Disability, (iii) retirement at legal age, (iv) by the Participant for Good Reasons, or who is otherwise considered as a Good Leaver by the Company.

Good Reasons	shall mean (i) a significant decrease in duties or responsibilities, (ii) a material reduction in compensation or (iii) a material change in the geographic location at which the Participant provides the services; provided that any of the events or conditions described in subsections (i) through (iii) will only constitute Good Reasons if the Company or Subsidiary fails to cure such event or condition (if susceptible to cure by the Company or Subsidiary) within thirty (30) days after the Company has received written notice from the Participant of the event which constitutes Good Reasons; provided, further, that the Participant provides notice of Good Reasons within ninety (90) days of the initial existence of the event or condition constituting Good Reasons specifying the particular events or conditions which constitute Good Reasons and the specific cure requested by the Participant.

Granting Date	shall mean the date on which an Award has been granted to a Participant pursuant to the Award Agreement.

Medium Leaver	shall mean a Participant whose employment relationship with the Company or a Subsidiary is terminated (i) by the Company or a Subsidiary without Cause or (ii) by the Participant.

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Notification Date	shall mean the date when notice of termination of employment of a Participant is given by the Participant, the Company or a Subsidiary.

On Group	shall mean On Holding AG and all its Subsidiaries.

Participants	shall mean the members of the Executive Committee as well as the employees of the On Group that are participating in the Plan (each a "Participant").

Performance Cycle	shall mean a two or three year time period, beginning at January 1 of the year (n) in which an Award is granted and ending at December 31 of year (n+1) or (n+2).

Performance Conditions	shall mean the conditions relevant for the vesting of the Performance Stock Units at the end of a Performance Cycle as set out in (an annex to) the Award Agreement.

Performance Stock Units	shall mean an unsecured conditional right to receive a number of Shares in the future pursuant to the Performance Conditions, terms and conditions of this Plan and the Award Agreement. Performance Stock Units do not provide the Participant with any shareholder rights such as dividends, voting rights or alike.

Permanent Disability	shall mean the incapacity to perform a majority of work-related duties during at least six consecutive months and no reasonable expectation to returning to work, as a result of disability and as attested by qualified physician entrusted by the Committee.

Plan	shall mean this Long Term Incentive Plan 2021, dated as of 13
September, 2021 as amended from time to time in accordance with its terms, and all annexes, as applicable, incorporated by reference hereto.

Restricted Stock Units	shall mean an unsecured conditional right to receive a number of Shares in the future pursuant to the terms and conditions of this Plan and the Award Agreement. Restricted Stock Units do not provide the Participant with any shareholder rights such as dividends, voting rights or alike.

Share	shall mean a registered common share of the Company with a nominal value of CHF 0.10 (class A share).

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Subsidiary	shall mean any legal entity in which the Company directly or indirectly owns shares representing 50% or more of the total combined voting rights of all classes of shares or securities with voting rights (collectively, the "Subsidiaries").

Tax Withholding	shall mean any income/payroll taxes and/or social security contributions legally applicable to the Participant, which are due upon vesting or settlement of an Award and for which the Company or a Subsidiary has a withholding and payment obligation under applicable Swiss or foreign laws.

Termination Date	shall mean the effective date of the termination of employment of a Participant.

Vesting Date	shall mean the date on which an Award vests in accordance with sections 5.2 and 6.3 of the Plan.

Vesting Factor	shall mean the percentage of payout as set out in (an annex to) the Award Agreement. It is determined based on the overall target achievement and a straight line interpolation curve within the threshold, target and maximum values and may range between 0% - 200%.

3.	Eligibility

Throughout the term of the Plan, the Board shall determine from time to time the conditions to be satisfied by a Participant to be eligible for Awards at its sole discretion, taking into consideration the Participant's role, function, individual performance as well as the best interest and the overall business development of the On Group.

A prerequisite for receiving a grant of an Award under the Plan is an ongoing employment relationship under which no notice of termination has been given by either the Participant or the Company or a Subsidiary on the Granting Date.

4.	Awards

Awards will be granted to Participants in accordance with the terms of the Plan. Any Award to a Participant having his/her residence or work place in Switzerland shall always be deemed a gratuity or special reward (Gratifikation/Sondervergütung) within the meaning of art. 332d CO and not an element of salary.

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5.	Restricted Stock Units

5.1.	Grant

Each grant of Restricted Stock Units to a Participant shall be valid only if evidenced in an Award Agreement.

5.2.	Vesting

Subject to the Participant's continuous employment and the non-occurrence of a Bad Leaver Event in respect of such Participant, and unless otherwise agreed in the Participant's Award Agreement, 8.33% (1/12) of the Restricted Stock Units (rounded up to the next whole number) granted to such Participant shall vest on the fifth day of the last month of each quarter following the Granting Date, so that on the fifth day of the month of the third anniversary of the Granting Date the last 8.33% (or such lower percentage, as the case may be, to account for any earlier upward rounding) of the Restricted Stock Units shall vest.

5.3.	Settlement

The Shares resulting from the vesting of the Restricted Stock Units will be issued/ transferred to the Participant at or as soon as practicable after the Vesting Date, free of charge, subject to Tax Withholding according to section 12.2, into an individual account of the Participant with a bank chosen by the Company. Upon receipt of the Shares, Participants are entitled to shareholder rights, including voting rights and receipt of dividends on their Shares (for the first time for the then current financial year of the Company).

With the participation in the Plan, the Participant grants to the Company, a Subsidiary, or to the responsible Company or Subsidiary representative, respectively, a power of attorney to perform in the name of the Participant all acts and sign all documents required in order to execute the Plan.

With the participation in the Plan, the Participant explicitly consents to be registered in the Company's share register and declares that the Participant acquires and will hold the Shares in the Participants own name and for the Participant’s own account.

6.	Performance Stock Units

6.1.	Grant

Each grant of Performance Stock Units to a Participant shall be valid only if evidenced in an Award Agreement.

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Any grant of Performance Stock Units awarded in 2025 shall be split one quarter (25% of the Award) into a two year Performance Cycle and three quarters (75% of the Award) into a three year Performance Cycle.

Any grant of Performance Stock Units awarded as of 2026 shall have a three year Performance Cycle.

6.2.	Establishment of Performance Conditions and Vesting Factor

For each grant of Performance Stock Units, the Committee shall establish the applicable Performance Conditions (including type and weighting) and Vesting Factor (including threshold, target and maximum values). The Performance Conditions and Vesting Factor shall be established by the Committee. Once established, the Performance Conditions and Vesting Factor shall not be changed during the Performance Cycle.

6.3.	Vesting

Subject to the Participant's continuous employment and the non-occurrence of a Bad Leaver Event in respect of such Participant, and unless agreed otherwise in the Participant's Award Agreement, the Performance Stock Units granted to such Participant shall vest in full on the fifth calendar day of the 24th month following the Granting Date (for a two year Performance Cycle), fifth calendar day of the 36th month following the Granting Date (for a three year Performance Cycle), respectively, subject to the achievement of the Performance Conditions, measured over the relevant Performance Cycle, and the resulting Vesting Factor, as further described in the Participant's Award Agreement.

6.4.	Settlement

The Shares resulting from the vesting of the Performance Stock Units will be issued/ transferred to the Participant at or as soon as practicable after the Vesting Date, free of charge, subject to Tax Withholding according to section 12.2, into an individual account of the Participant with a bank chosen by the Company. Upon receipt of the Shares, Participants are entitled to shareholder rights, including voting rights and receipt of dividends on their Shares (for the first time for the then current financial year of the Company).

With the participation in the Plan, the Participant grants to the Company, a Subsidiary, or to the responsible Company or Subsidiary representative, respectively, a power of attorney to perform in the name of the Participant all acts and sign all documents (e.g. subscription form) required in order to execute the Plan.

With the participation in the Plan, the Participant explicitly consents to be registered in the Company's share register and declares that the Participant acquires and will hold the Shares in the Participants own name and for the Participant’s own account.

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7.	Restrictions as to transferability of Awards and Shares

No Awards granted under this Plan shall be sold, pledged, assigned, encumbered, transferred, or disposed of in any manner other than by will or inheritance laws.

Shares issued/transferred to Participants under the Plan are subject to customary limitations in terms of transferability, such as a black out period, insider information and other applicable selling restrictions.

8.	Effect of Change of Control

Upon occurrence of a Change of Control and unless decided otherwise by the Board in its discretion, this Plan shall terminate as of the date of Change of Control and all Awards granted under this Plan shall – in deviation from sections 5.2 and 6.3 - vest as follows:

(i)	The next tranche(s) of Restricted Stock Units scheduled to vest after the Change of Control shall vest in full as of the date of Change of Control. Any other unvested Restricted Stock Units shall forfeit, without any indemnification, as of the Change of Control;

(ii)	The target number of Performance Stock Units as set forth in the Participant’s Award Agreement shall vest on a pro-rated basis as of the date of Change of Control. The pro-ration will be calculated based on the number of days of the Participant's participation in the relevant Performance Cycle, divided by the total number of days contained in the Performance Cycle. Any other unvested Performance Stock Units shall forfeit, without any indemnification, as of the date of Change of Control.

9.	Effect of Termination of Employment

In case of termination of employment between a Participant and the Company or a Subsidiary, the following rules shall apply:

9.1.	Good Leaver

9.1.1.	Death of a Participant

In case of death of a Participant,

(i)	All unvested Restricted Stock Units shall immediately and fully vest as of the Termination Date;

(ii)	The target number of Performance Stock Units as set forth in the Participant's Award Agreement shall vest on a pro-rated basis as of the Termination Date. The pro-ration

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will be calculated based on the number of days of the Participant's participation in the relevant Performance Cycle, divided by the total number of days contained in the Performance Cycle. Any other unvested Performance Stock Units shall forfeit, without any indemnification, as of the Termination Date.

9.1.2.	Permanent Disability or Retirement at legal age

If the employment relationship is terminated due to Permanent Disability or retirement at legal age,

(i)	The Participant may keep all unvested Restricted Stock Units which shall continue to vest in accordance with the vesting schedule of section 5.2 of the Plan or as agreed otherwise in the Award Agreement;

(ii)	The Participant shall benefit from a pro-rated vesting of Performance Stock Units as of the Vesting Date. The pro-ration will be calculated based on the number of Performance Stock Units that would have become vested if no termination had occurred, multiplied by a percentage equal to the number of days of the Participant's employment during the Performance Cycle divided by the total number of days contained in the Performance Cycle.

9.1.3.	Any other Good Leaver

A Participant qualifying as Good Leaver for any reasons other than 9.1.1 or 9.1.2 above

(i)	Shall automatically and immediately forfeit all unvested Restricted Stock Units, without any indemnification, as of the Termination Date;

(ii)	Shall automatically and immediately forfeit all unvested Performance Stock Units, without any indemnification, as of the Termination Date if the Termination Date
occurs more than 12 months before the end of a Performance Cycle;

(iii)	If the Termination Date occurs within twelve months before the end of a Performance Cycle, a Participant qualifying as a Good Leaver shall benefit from a pro-rated vesting of Performance Stock Units as of the Vesting Date. The pro-ration will be calculated based on the number of Performance Stock Units that would have become vested if no termination had occurred, multiplied by a percentage equal to the number of days of the Participant's employment during the Performance Cycle divided by the total number of days contained in the Performance Cycle.

9.2.	Medium Leaver

A Participant qualifying as a Medium Leaver shall automatically and immediately forfeit all unvested Restricted Stock Units and/or Performance Stock Units, without any indemnification, as of the Termination Date.

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9.3.	Bad Leaver

Upon and with effect as per the occurrence of a Bad Leaver Event, a Participant qualifying as a Bad Leaver shall automatically and immediately forfeit all unvested Restricted Stock Units and/or Performance Stock Units, without any indemnification, as of the Notification Date.

10.	Clawback Provision

If a Participant has engaged in any acts of criminal conduct, fraud, ethical misconduct or other wrongdoing (irrespective of such wrongdoing being intentional or not), which results in material harm to the Company or any Subsidiary or otherwise negatively affects legitimate interests of the Company, the Company has the right, but not the obligation, to revoke granted but unvested Awards and if vested or transferred, demand repayment in cash or retransfer of Shares to the Company of all or any portion of any Awards that have been granted, vested and settled under this Plan during the previous three financial years.

All actions taken under this clawback provision shall be determined and approved by the Board in its sole discretion. This provision shall not preclude any other remedies available to the Company or a Subsidiary, including without limitation disciplinary or legal actions taken in accordance with respective law, company policy and regulations, as well as employment terms and conditions.

11.	Adjustment upon Changes in Capital Structure

In the event of a change, other than a share capital increase, relating to the Shares through reclassification, recapitalization, subdivision, stock dividend, stock split-up or otherwise in the Company's corporate structure, the Committee shall, to the extent permissible by law, determine the appropriate adjustments, if any, regarding  the terms of this Plan and the Awards then outstanding with respect to the Performance Conditions, the number and class of Shares which are and thereafter will be subject to the Awards to ensure that the Participants receive in respect of each Award, upon vesting, the same value that each Participant would have been entitled to receive without such change.

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12.	Taxation and Social Security

12.1.	In general

Awards may be subject to income tax and/or social security. In Switzerland, Restricted Stock Units and Performance Stock Units will be subject to Swiss income tax and Swiss social security contributions upon vesting. Social security contributions legally due will be borne by the relevant Subsidiary and the Participant in accordance with applicable law and regulations.

Depending on the Participant’s residence, place of work or nationality, Awards may be subject to income tax and/or social security contributions in jurisdictions other than Switzerland. Each Participant is responsible for a proper declaration and payment of his/her personal income taxes, including capital gains taxes, if any, that may arise from participation in the Plan in any relevant jurisdiction.

12.2.	Tax Withholding

The Company or relevant Subsidiary may make such arrangements as it considers necessary to satisfy any Tax Withholding, including withholdings of the Participant's salary or the withholding and selling of Shares to meet such requirements. In any case, the Participant is and remains liable for any employee social security contributions and taxes arising from participation in this Plan and shall pay such employee social security contributions and taxes (or accept any corresponding payroll deduction) when due and indemnify the Company or relevant Subsidiary for any liability or expenses incurred by them related to the Tax Withholding.

13.	No Entitlements

13.1.	No Right to Future Grants

The participation in this Plan shall not confer any right or entitlement to be granted any Awards in the future or to participate in any future employee participation plan.

13.2.	No Right to Continued Employment

This Plan does not constitute an employment agreement. Nothing contained herein shall modify the terms of the Participants' respective employment or restrict the Company's or Subsidiary's right to terminate the employment relationship of any Participant at any time, with or without Cause, or to adjust the compensation of any Participant.

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14.	Administration

The Plan shall be administrated by the Committee. The Committee is authorized and shall have full power and authority, subject to the provisions of the Plan, to establish such rules and regulations and nominate such persons or bodies as it may deem appropriate for the proper administration and operation of the Plan, and to make such determinations under, and such interpretations of, and to take such steps in connection with, the Plan and the Awards granted thereunder as it may deem necessary or advisable.

The Committee's decisions, determinations and interpretations shall be final and binding on all Participants and any other holders of Awards hereunder.

15.	Amendment

The Board may make any amendments to the Plan that may be necessary to comply with or conform to applicable laws. Furthermore, the Board shall have the power to modify the Plan and to amend the terms of any Awards granted under the Plan to the extent such modifications and amendments would not adversely affect the Participant's rights.

16.	Effective Date and Term

This Plan has been approved by the Board on 13 September 2021, amended as of 15 March 2023. The Plan shall be effective as of the initial public offering of the Company and shall remain effective until the later of termination by the Board or all Awards granted under the Plan have been vested, settled or have been forfeited, or otherwise canceled or lapsed.

17.	Governing Law

The Plan shall be subject to and governed by substantive Swiss law.

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